Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 20 DATED OCTOBER 15, 2015
TO THE PROSPECTUS DATED AUGUST 12, 2014

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated August 12, 2014, as supplemented by supplement no. 13 dated April 14, 2015, supplement no. 17 dated July 14, 2015, supplement no. 18 dated August 12, 2015 and supplement no. 19 dated September 15, 2015. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of a hotel in New Orleans, Louisiana.
Probable Real Estate Investment
Q&C Hotel
On October 12, 2015, we, through a joint venture (the “Q&C Hotel Joint Venture”) between our indirect wholly owned subsidiary and EH Q&C, LLC (the “JV Partner”), entered into a purchase and sale agreement to acquire a 196-room hotel in New Orleans, Louisiana (the “Q&C Hotel”). Neither the JV Partner nor the seller is affiliated with us or our advisor.  The contractual purchase price of the Q&C Hotel is $51.2 million plus closing costs.
We own a 90% equity interest in the Q&C Hotel Joint Venture. The JV Partner is the managing member of the joint venture; however, its authority is limited, as we must give approval of major decisions involving the business of the joint venture or the Q&C Hotel and its operations, in the manner set forth in the limited liability company agreement of the joint venture. Income, losses and distributions are generally allocated based on the members’ respective equity interests, subject to adjustments based on certain performance thresholds set forth in the joint venture agreement. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to the joint venture, in proportion to our equity interests.
The Q&C Hotel Joint Venture intends to fund the acquisition of the Q&C Hotel with capital contributions from its members and with proceeds from a mortgage loan. The joint venture is currently negotiating the terms of the mortgage loan. We intend to fund our contribution to the joint venture with proceeds from our now terminated private offering and this offering.
Pursuant to the purchase and sale agreement, the Q&C Hotel Joint Venture would be obligated to purchase the property only after satisfaction of agreed-upon closing conditions.  Additionally, the acquisition of the property is subject to the approval of our board of directors prior to the expiration of the 30-day due diligence period. There can be no assurance that the joint venture will complete the acquisition. In some circumstances, if the joint venture fails to complete the acquisition after the expiration of the due diligence period, it may forfeit up to $2.0 million.
If the joint venture completes this acquisition, the hotel will be leased to our indirect wholly owned subsidiary, as the lessee, under a separate hotel lease agreement between the lessee and the joint venture. We expect the lease will provide for annual base rent and percentage rent. In addition, if the acquisition is completed, the lessee will enter into a hotel management agreement with an affiliate of the JV Partner. The manager will be responsible for managing and supervising the daily operations of the hotel and for the collection of revenues for the benefit of the lessee.
The Q&C Hotel was built in 1913 and completely renovated in 2014.

The average occupancy rate for the Q&C Hotel during each of the last five years is as follows:

Year	Average Occupancy Rate
2010	(1)
2011	(1)
2012	(1)
2013 (2)	52.8%
2014 (2)	32.4%
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(1) Information for 2010 to 2012 is not available as the seller did not own the property during these periods. Additionally, historical information for the Q&C Hotel may not be indicative of future results as described in the note below.
(2) Information for 2013 and 2014 may not be indicative of future results as the Q&C Hotel underwent a complete renovation in 2014.
The average daily rate (“ADR”) for the Q&C Hotel during each of the last five years is as follows:

Year	ADR (1)
2010	(2)
2011	(2)
2012	(2)
2013 (3)	$111.02
2014 (3)	$142.56
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(1) ADR is room revenue divided by rooms sold, displayed as the average rental rate for a single room.
(2) Information for 2010 to 2012 is not available as the seller did not own the property during these periods. Additionally, historical information for the Q&C Hotel may not be indicative of future results as described in the note below.
(3) Information for 2013 and 2014 may not be indicative of future results as the Q&C Hotel underwent a complete renovation in 2014.
The average revenue per available room (“RevPAR”) for the Q&C Hotel during each of the last five years is as follows:

Year	RevPAR (1)
2010	(2)
2011	(2)
2012	(2)
2013 (3)	$58.59
2014 (3)	$46.26
_____________________
(1) RevPAR is room revenue divided by available rooms.
(2) Information for 2010 to 2012 is not available as the seller did not own the property during these periods. Additionally, historical information for the Q&C Hotel may not be indicative of future results as described in the note below.
(3) Information for 2013 and 2014 may not be indicative of future results as the Q&C Hotel underwent a complete renovation in 2014.
We believe that the Q&C Hotel is suitable for its intended purpose and is adequately insured. If we acquire the Q&C Hotel, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of the Q&C Hotel, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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